April 13, 2018

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Current Report on Form 8-K filed October 4, 2017
           Response dated March 26, 2018
           File No. 001-33675

Dear Mr. Chang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Response dated March 26, 2018

General

1. We note your response to prior comment 3. It appears from your response that you consider your digital assets (including bitcoin, bitcoin cash and litecoin) to be intangible assets but that you do not believe the existing accounting model for intangible assets best reflects the economics of these unique assets. We do not believe you have provided a sufficient basis to justify a departure from the required accounting treatment for intangible assets under ASC 350. Please advise.
2. We note your response to prior comment 2. Your response focuses on whether you meet the definition of an investment company under Section 3 of the Investment Company Act of 1940 ("40 Act"). Notwithstanding your determination of your 40 Act status, please provide specific responses to each bullet of prior comment 2 and any additional
 Robby Chang
Riot Blockchain, Inc.
April 13, 2018
Page 2
      information necessary to understand your conclusion that you are not an investment company for U.S. GAAP purposes under ASC 946.
3. The Company's responses 2 and 4 state that the Company is exempted from the section
      3(a)(1)(C) definition because the Company is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or business other than that of investing, reinvesting, owning, holding, or trading in securities pursuant to section 3(b)(1)
      exemption. In your response, please provide us with additional sufficient detail to assess your analysis of the exemption. Please include in your response additional sufficient detail on the Tonopah Mining Company of Nevada (26 S.E.C. 426 (1947)) factors you noted in your response. Please note that we are continuing to evaluate your responses, and may have additional comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-
551-8776 or Joe McCann at 202-551-6262 with any other questions.


FirstName LastNameRobby Chang
                                                            Division of
Corporation Finance
Comapany NameRiot Blockchain, Inc.
                                                            Office of
Healthcare & Insurance
June 16, 2017 Page 2
cc: Harvey Kesner, Esq.
FirstName LastName